NEWS RELEASE

Enbridge announces quarterly dividend increase of 9%
after completing another record year

CALGARY, Alberta, January 29, 2003 — Enbridge Inc. today announced earnings applicable to common shareholders (earnings) of $576.5 million for the year ended December 31, 2002, or $3.60 per share, compared with $458.5 million, or $2.91 per share, in 2001. Liquids pipelines and international operations contributed to the increase, along with higher equity earnings from Enbridge Energy Partners, L.P. (the Partnership). These increases were offset in part by lower gas distribution earnings due to warmer weather in 2002 than in 2001. Earnings for 2002 also include an after-tax gain of $240.0 million from the sale of the Energy Services business and an after-tax loss of $82.2 million on assets sold to the Partnership. Prior year’s earnings included a benefit of $58.5 million related to income tax rate reductions. After adjusting for significant one-time gains and losses and the impact of weather, earnings for 2002 are $428.4 million, compared with $387.8 million for the same period last year.1

Fourth quarter earnings for 2002 are $34.0 million, or $0.18 per share, compared with $39.8 million or $0.25 per share for the fourth quarter of 2001. The quarter includes a loss of $5.9 million on the sale of the United States assets of Enbridge Midcoast Energy, due to closing adjustments. Earnings for the fourth quarter of 2002, after adjustments for one-time items, are $39.8 million, $3.8 million higher than the same period in 2001.1

Consistent with this profitability and the Company’s positive outlook, the Board of Directors announced an increase in the quarterly dividend from $0.38 per common share to $0.415 per common share. The Board of Directors also declared a quarterly dividend of $0.34375 per Series A Preferred Share. Both dividends are payable on March 1, 2003 to shareholders of record on February 14, 2003.

Commenting on the financial results and common dividend increase, Patrick D. Daniel, President & Chief Executive Officer, said, “Enbridge has had another successful year. We once again delivered strong earnings growth, accomplished a number of key strategic objectives and are on track to achieve our targeted debt reduction. The significant dividend increase announced today reflects confidence in our ability to continue to deliver above average earnings growth.”

[1]Adjusted Earnings	Three months ended		Year ended
	December 31,		December 31,

(millions of dollars, except per share amounts)	2002	2001	2002	2001

Earnings applicable to common shareholders	34.0	39.8	576.5	458.5
Gain on sale of Energy Services business	—	—	(240.0)	—
Loss on sale of Enbridge Midcoast Energy assets	5.9	—	82.2	—
Gain on sale of securities	—	—	(17.8)	—
Dilution gains	—	(7.8)	(6.1)	(15.2)
Weather	(0.1)	(0.8)	29.3	(5.0)
Tax rate reductions	—	—	(1.4)	(58.5)
Other	—	4.8	5.7	8.0

Adjusted earnings	39.8	36.0	428.4	387.8

Adjusted earnings per share	$0.25	$0.23	$2.67	$2.47

Adjusted diluted earnings per share	$0.25	$0.23	$2.64	$2.44

Mr. Daniel noted further, “Key operating accomplishments in 2002 included our second international investment, a 25% interest in CLH, Spain’s largest refined products transportation and storage business. In May, we sold our Energy Services business for cash proceeds of $1 billion. We closed the sale of the United States assets of Midcoast to the Partnership for consideration of US$820 million. Lastly, the Company increased its ownership interest in Alliance by almost 16% in the fourth quarter.”

Mr. Daniel concluded by saying, “Our outlook for the first quarter includes the positive effect of the colder than normal weather in the gas distribution franchise area. This will increase 2003 first quarter earnings and, with the continued cold weather, earnings in the second quarter should increase as well.”

Mr. Daniel also announced today that Mr. Derek P. Truswell, Group Vice President and Chief Financial Officer, has requested early retirement effective April 1, 2003. Mr. Truswell has provided dedicated and outstanding service to the Company and its shareholders over a 34 year period. His contributions have been to the highest standard in every respect and the Company wishes him the very best in retirement. Effective April 1, 2003, Mr. Stephen J. Wuori, currently Group Vice President, Planning & Development, will be appointed Group Vice President and Chief Financial Officer.

FINANCIAL RESULTS

Earnings include results from continuing and discontinued operations. Earnings from continuing operations are discussed in the following analysis of financial results. In the fourth quarter, the Company changed its reporting segments to conform with changes in senior management responsibilities. The Gas Services business and the investment in Aux Sable have been moved to Energy Distribution.

Earnings from continuing operations are $334.2 million, or $2.09 per share, for the year ended December 31, 2002, compared with $413.2 million, or $2.63 per share, in 2001. Growth in earnings from the liquids pipelines and international operations, as well as higher earnings from the Partnership, are more than offset by the loss on sale of the United States assets of Enbridge Midcoast Energy, the impact of warmer weather and the positive impact of income tax rate reductions on earnings in 2001.

Earnings from continuing operations for the three months ended December 31, 2002 are $34.0 million, or $0.20 per share, compared with $29.7 million, or $0.19 per share, for the same period last year. The fourth quarter of 2002 includes growth in earnings from the Partnership, the Athabasca System and International, the positive effect of the 2002 rate settlement for Enbridge Gas Distribution, the higher investment in Alliance and lower corporate costs. These increases are offset in part by a decreased contribution from the Enbridge System and lower Enbridge Midcoast Energy earnings resulting from operating and income tax adjustments prior to the close of the sale in October 2002. The fourth quarter of 2001 included a $7.8 million dilution gain on a unit issuance by the Partnership.

Energy Transportation North
Earnings are $236.2 million for the year ended December 31, 2002, an increase of $31.1 million from 2001. The higher earnings are due to expansions of the Enbridge and Athabasca Systems. Higher earnings from the Enbridge System are due to the request from shippers in mid-2001 to construct Phase III of the Terrace expansion which results in incremental earnings and to Phase II of the Terrace expansion which was placed into service in early 2002. These increases are partially offset by an adjustment to the power allowance credit due to shippers as a result of Terrace operating at less than capacity. The Athabasca System generated higher earnings due to the construction of new laterals and tankage which commenced operations in the second half of 2002.

Results for the three months ended December 31, 2002 are $53.8 million, compared with $59.1 million for the same period last year. The construction of new facilities on the Athabasca System and the additional Alliance ownership interest contributed to earnings growth. Earnings from the Enbridge System are lower due to the adjustment related to Terrace.

Energy Transportation South
Results for the year ended December 31, 2002 reflect a loss of $41.4 million, compared with earnings of $46.4 million for 2001. The 2002 results include an after-tax loss of $82.2 million on the sale of the

Enbridge Midcoast Energy assets. Excluding this loss, earnings for 2002 are $5.6 million lower than 2001. Increased earnings from the Partnership, resulting from the acquisitions of the North Dakota and East Texas systems and the Enbridge Midcoast Energy assets, are more than offset by lower earnings from Enbridge Midcoast Energy prior to the sale and higher dilution gains in 2001. Enbridge Midcoast Energy earnings reflect improved operating performance from the assets, more than offset by adjustments related to 2001 that were recorded in 2002 and working capital and other closing adjustments identified prior to the disposition. The prior year included dilution gains of $15.2 million, compared with $6.1 million in 2002, reflecting two unit issuances by the Partnership in 2001, compared with one in 2002.

In the fourth quarter of 2002, Energy Transportation South incurred a loss of $2.8 million in comparison with earnings of $18.6 million for the same period last year. Earnings from the Partnership increased due to the acquisitions noted above. In October 2002, the sale of the Enbridge Midcoast Energy assets to the Partnership was completed and working capital and other closing adjustments increased the loss by $5.9 million. Operating results from Enbridge Midcoast Energy reflect a loss from operations of $3.9 million during the quarter in comparison to earnings of $4.7 million in the fourth quarter of 2001. The loss reflects earnings for the period prior to sale which were more than offset by operating and income tax adjustments identified prior to the disposition. The prior period also included a $7.8 million dilution gain.

Energy Distribution
Earnings are $113.8 million for the year ended December 31, 2002, compared with $181.8 million in 2001. Lower earnings in 2002 are attributable to the warmer weather experienced in the Enbridge Gas Distribution franchise area, and a lower contribution from Enbridge Commercial Services, partially offset by improved earnings from Noverco. Earnings for 2001 included the positive impact of income tax rate reductions in 2001 of $45.0 million.

Had Enbridge Gas Distribution experienced normal weather in its franchise area, earnings would increase by $29.3 million. The decrease was partially offset by operating cost savings required to mitigate the impact of warmer weather. Degree-days, which are used as a measure of coldness, were 11% fewer than 2001 and 9% less than the forecast based on normal weather.

Earnings from Noverco increased by $4.3 million compared with 2001. The increase is due to lower financing costs and higher incentive earnings. The contribution from Enbridge Commercial Services is $10.7 million, a decrease of $3.6 million compared with last year. The decrease is due to the positive impact of tax rate reductions in 2001 and the transfer of the remaining ECS operations into Enbridge Gas in the fourth quarter.

The loss for the fourth quarter of 2002 is $22.7 million, an improvement of $12.8 million from the same period in 2001. The increase reflects the positive impact of the 2002 rate settlement received during the quarter and operating cost reductions. In 2001, the rates were settled in the third quarter.

International
Earnings increased by $32.4 million to $68.0 million in 2002. The acquisition of CLH in the first quarter represents the growth in International. Earnings from other operations approximate last year. The operating results from CLH are better than expected due to higher storage revenues, partially offset by one-time costs recorded in December to reduce staff levels. The staff reductions are expected to lower operating costs going forward.

Earnings for the three months ended December 31, 2002 of $17.6 million are $7.1 million higher than the fourth quarter of 2001. This increase is primarily due to the acquisition of CLH.

Corporate
Corporate costs amount to $42.4 million in 2002, a decrease of $13.3 million from 2001. In 2002, Corporate includes an after-tax gain on the sale of securities of $17.8 million, realized in the first quarter, and lower financing costs. Preferred security distributions increased in 2002 due to the new issue in February 2002. In addition, corporate activities contribute less in 2002 than in 2001 and business development activities are higher in 2002.

Corporate costs for the three months ended December 31, 2002 are $11.9 million, compared with $23.0 million for the three months ended December 31, 2001. During the quarter, the Company incurred lower financing costs, partially offset by increased business development costs and higher preferred security distributions.

Discontinued Operations
Earnings from discontinued operations for the year ended December 31, 2002 are $242.3 million, compared with $45.3 million for 2001. The 2002 results include a gain on sale of the Energy Services business of $240.0 million. The sale was completed in May 2002. Earnings in 2001 included a full year’s operations and $14.3 million related to the positive effect of income tax rate reductions.

Enbridge will hold a conference call at 2:15 p.m. Mountain time (4:15 p.m. Eastern time) today to discuss the annual results. The call will be broadcast live on the Internet at www.enbridge.com/investor. A replay will be available shortly thereafter.

The Annual and Special Meeting of Shareholders will be held at 1:30 p.m. Mountain time on Wednesday, May 7, 2003, in the Crystal Ballroom at the Fairmont Palliser Hotel in Calgary, Alberta.

Enbridge Inc. is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids pipeline system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, which provides distribution services in the provinces of Ontario and Quebec and in New York State; and is developing a gas distribution system for the province of New Brunswick. The Company employs approximately 4,000 people, primarily in Canada, the U.S. and South America. Enbridge common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

When used in this news release, the words “anticipate”, “expect”, “project”, “believe”, “estimate”, “forecast” and similar expressions are intended to identify forward-looking statements, which include statements relating to pending and proposed projects. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather and economic conditions and, in the case of pending and proposed projects, risks relating to design and construction, regulatory processes, obtaining financing and performance of other parties, including partners, contractors and suppliers.

Enbridge Contacts:
Media Jim Rennie (403) 231-3931 E-mail: jim.rennie@enbridge.com	Investment Community Colin Gruending (403) 231-5919 E-mail: colin.gruending@enbridge.com

ENBRIDGE INC.
HIGHLIGHTS1

	Three months ended		Year ended
(unaudited; millions of Canadian dollars,	December 31,		December 31,
except per share amounts)	2002	2001	2002	2001

FINANCIAL
Earnings/(Loss) Applicable to Common Shareholders
Energy Transportation North	53.8	59.1	236.2	205.1
Energy Transportation South	(2.8)	18.6	(41.4)	46.4
Energy Distribution	(22.7)	(35.5)	113.8	181.8
International	17.6	10.5	68.0	35.6
Corporate	(11.9)	(23.0)	(42.4)	(55.7)

Continuing operations	34.0	29.7	334.2	413.2
Discontinued operations	—	10.1	242.3	45.3

	34.0	39.8	576.5	458.5

Cash Provided By/(Used In) Operating Activities
Earnings plus charges/(credits) not affecting cash	37.5	165.4	732.7	735.7
Changes in operating assets and liabilities	(41.6)	(271.9)	151.6	(323.1)
Cash provided by operating activities of discontinued operations	—	(10.7)	26.3	1.9

	(4.1)	(117.2)	910.6	414.5

Common Share Dividends	64.6	57.0	251.1	227.5
Per Common Share Amounts
Earnings from continuing operations	0.20	0.19	2.09	2.63
Earnings from discontinued operations	(0.02)	0.06	1.51	0.28

	0.18	0.25	3.60	2.91

Dividends	0.38	0.35	1.52	1.40

Weighted Average Common Shares Outstanding (millions)			160.3	157.3

OPERATING
Energy Transportation[2]
Deliveries (thousands of barrels per day)	2,152	2,137	2,088	2,109
Barrel miles (billions)	183	177	705	695
Average haul (miles)	923	902	925	903
Energy Distribution[3]
Volumes (billion cubic feet)	47	45	410	427
Number of active customers (thousands)	1,623	1,571	1,623	1,571
Degree day deficiency[4]
Actual	4	34	3,362	3,766
Forecast based on normal weather	69	72	3,700	3,816

1.	Highlights of Energy Distribution reflect the results of Enbridge Gas Distribution (formerly Enbridge Consumers Gas) and other gas distribution operations for the three months and the year ended September 30, 2002 and 2001.

2.	Energy Transportation operating highlights include the statistics of the Lakehead System and wholly-owned liquid pipeline operations.

3.	Energy Distribution volumes and the number of active customers are derived from the aggregate system supply and direct purchase gas supply arrangements.

4.	Degree-day deficiency is a measure of coldness. It is calculated by accumulating for each day in the period the total number of degrees each day by which the daily mean temperature falls below 18 degrees Celsius. The figures given are those accumulated in the Toronto area.

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF EARNINGS

	Three months ended		Year ended
(unaudited; millions of Canadian dollars,	December 31,		December 31,
except per share amounts)	2002	2001	2002	2001

Revenues
Gas sales	360.0	376.5	2,987.7	2,675.3
Transportation	247.1	268.3	1,296.6	1,177.6
Energy services	50.4	66.7	263.2	228.0

	657.5	711.5	4,547.5	4,080.9

Expenses
Gas costs	292.1	306.0	2,578.0	2,202.8
Operating and administrative	170.9	213.2	834.1	739.1
Depreciation	100.5	102.8	403.9	392.5
Loss on sale of Enbridge Midcoast Energy assets	5.3	—	122.7	—

	568.8	622.0	3,938.7	3,334.4

Operating Income	88.7	89.5	608.8	746.5
Investment and Other Income	67.9	47.7	283.1	194.9
Interest Expense	(101.1)	(122.6)	(422.0)	(437.1)

	55.5	14.6	469.9	504.3
Income Taxes	(12.6)	21.1	(102.1)	(66.7)

Earnings from Continuing Operations	42.9	35.7	367.8	437.6
Earnings from Discontinued Operations	—	10.1	242.3	45.3

Earnings	42.9	45.8	610.1	482.9
Preferred Security Distributions	(7.1)	(4.3)	(26.7)	(17.5)
Preferred Share Dividends	(1.8)	(1.7)	(6.9)	(6.9)

Earnings Applicable to Common Shareholders	34.0	39.8	576.5	458.5

Earnings Applicable to Common Shareholders
Continuing Operations	34.0	29.7	334.2	413.2
Discontinued Operations	—	10.1	242.3	45.3

	34.0	39.8	576.5	458.5

Earnings/(Loss) Per Common Share
Continuing Operations	0.20	0.19	2.09	2.63
Discontinued Operations	(0.02)	0.06	1.51	0.28

	0.18	0.25	3.60	2.91

Diluted Earnings/(Loss) Per Common Share
Continuing Operations	0.19	0.19	2.06	2.60
Discontinued Operations	(0.01)	0.06	1.50	0.28

	0.18	0.25	3.56	2.88

See accompanying notes to the unaudited consolidated financial statements.

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(unaudited; millions of Canadian dollars)

Year ended December 31,	2002	2001

Retained Earnings at Beginning of Year	812.3	581.3
Earnings Applicable to Common Shareholders	576.5	458.5
Effect of Change in Accounting for Stock-Based Compensation	(5.4)	—
Preferred Securities Issue Costs	(4.2)	—
Common Share Dividends	(251.1)	(227.5)

Retained Earnings at End of Year	1,128.1	812.3

See accompanying notes to the unaudited consolidated financial statements.

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended		Year ended
	December 31,		December 31,

(unaudited; millions of Canadian dollars)	2002	2001	2002	2001

Cash Provided By/(Used In) Operating Activities
Earnings from continuing operations	42.9	35.7	367.8	437.6
Charges/(credits) not affecting cash
Depreciation	100.5	102.8	403.9	392.5
Equity earnings less than/(in excess) of cash distributions	(22.5)	0.8	(44.6)	1.2
Gain on reduction of ownership interest	—	(11.9)	(10.0)	(23.4)
Gain on sale of securities	—	—	(21.4)	—
Loss on sale of assets	5.3	—	122.7	—
Future income taxes	(115.4)	33.4	(64.7)	(44.6)
Other	26.7	4.6	(21.0)	(27.6)
Changes in operating assets and liabilities	(41.6)	(271.9)	151.6	(323.1)
Cash provided by operating activities of discontinued operations	—	(10.7)	26.3	1.9

	(4.1)	(117.2)	910.6	414.5

Investing Activities
Acquisitions	—	(37.3)	(289.3)	(599.1)
Long-term investments	(819.2)	(5.6)	(1,282.7)	(41.8)
Additions to property, plant and equipment	(187.9)	(294.3)	(729.9)	(683.3)
Sale of Energy Services business	—	—	993.3	—
Sale of Enbridge Midcoast Energy assets	529.3	—	529.3	—
Sale of other assets	64.8	—	73.8	—
Proceeds from sale of securities	—	—	110.5	—
Repayments by/(loans to) affiliate	135.8	(280.6)	358.1	(280.6)
Changes in construction payable	(2.6)	12.8	(14.8)	(14.0)
Other	(6.9)	(0.7)	(17.4)	(2.9)

	(286.7)	(605.7)	(269.1)	(1,621.7)

Financing Activities
Net change in short-term borrowings and short-term debt	(145.3)	837.3	(1,163.5)	1,521.4
Long-term debt issued	—	400.0	247.4	905.6
Long-term debt repayments	(125.0)	(430.8)	(382.7)	(979.6)
Non-controlling interests	3.9	(1.2)	0.2	(4.1)
Preferred securities issued	—	—	193.5	—
Common shares issued	3.5	3.6	293.1	23.3
Enbridge Energy Management shares issued	421.9	—	421.9	—
Preferred security distributions	(7.1)	(4.3)	(26.7)	(17.5)
Preferred share dividends	(1.8)	(1.7)	(6.9)	(6.9)
Common share dividends	(64.6)	(57.0)	(251.1)	(227.5)

	85.5	745.9	(674.8)	1,214.7

Increase/(decrease) in Cash	(205.3)	23.0	(33.3)	7.5
Cash at Beginning of Period	246.0	51.0	74.0	66.5

Cash at End of Period	40.7	74.0	40.7	74.0

See accompanying notes to the unaudited consolidated financial statements.

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited, millions of Canadian dollars)

December 31,	2002	2001

ASSETS
Current Assets
Cash	40.7	74.0
Accounts receivable and other	817.5	1,270.2
Gas in storage	583.8	665.6
Current assets of discontinued operations	—	123.0
Current assets held for sale	—	148.9

	1,442.0	2,281.7
Property, Plant and Equipment, net	6,947.6	6,817.5
Long-Term Investments	3,371.5	1,772.8
Receivable from Affiliate	701.5	—
Deferred Amounts	315.8	329.7
Future Income Taxes	209.0	142.0
Long-Term Assets of Discontinued Operations	—	750.0
Long-Term Assets Held for Sale	—	1,034.0

	12,987.4	13,127.7

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term borrowings	247.5	410.9
Accounts payable and other	714.1	679.9
Interest payable	102.6	100.2
Current maturities and short-term debt	652.3	1,819.7
Current liabilities of discontinued operations	—	73.8
Current liabilities held for sale	—	125.3

	1,716.5	3,209.8
Long-Term Debt	6,040.3	5,913.3
Future Income Taxes	837.4	722.8
Non-Controlling Interests	560.8	131.1
Long-Term Liabilities of Discontinued Operations	—	118.6

	9,155.0	10,095.6

Shareholders’ Equity
Share capital
Preferred securities	533.7	339.7
Preferred shares	125.0	125.0
Common shares	2,169.0	1,875.9
Retained earnings	1,128.1	812.3
Foreign currency translation adjustment	12.3	7.4
Reciprocal shareholding	(135.7)	(128.2)

	3,832.4	3,032.1

Contingencies (Note 8)
	12,987.4	13,127.7

See accompanying notes to the unaudited consolidated financial statements.

SELECTED NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles. Certain reclassifications have been made to the prior period financial statements to conform to the current year’s presentation.

1.     SEGMENTED INFORMATION
(millions of Canadian dollars)

Three months ended December 31, 2002

	Energy
	Transportation		Energy
	North	South	Distribution	International	Corporate	Consolidated

Revenues	183.3	89.4	375.9	7.4	1.5	657.5
Gas costs	—	(69.4)	(222.7)	—	—	(292.1)
Operating and administrative	(64.1)	(17.0)	(77.9)	(7.6)	(4.3)	(170.9)
Depreciation	(38.9)	(1.6)	(57.9)	(0.8)	(1.3)	(100.5)
Loss on sale of Enbridge Midcoast Energy assets	—	(5.3)	—	—	—	(5.3)

Operating income/(loss)	80.3	(3.9)	17.4	(1.0)	(4.1)	88.7
Investment and other income/(expense)	25.4	12.7	(2.5)	18.0	14.3	67.9
Interest and preferred equity charges	(25.6)	(2.1)	(37.6)	(0.7)	(44.0)	(110.0)
Income taxes	(26.3)	(9.5)	—	1.3	21.9	(12.6)

Earnings/(loss) from continuing operations	53.8	(2.8)	(22.7)	17.6	(11.9)	34.0

Earnings from discontinued operations						-

Earnings applicable to common shareholders						34.0

Three months ended December 31, 2001

	Energy
	Transportation		Energy
	North	South	Distribution	International	Corporate	Consolidated

Revenues	185.3	251.3	263.6	10.0	1.3	711.5
Gas costs	—	(196.1)	(109.9)	—	—	(306.0)
Operating and administrative	(64.4)	(26.9)	(110.9)	(5.0)	(6.0)	(213.2)
Depreciation	(33.9)	(9.5)	(57.2)	(1.4)	(0.8)	(102.8)

Operating income/(loss)	87.0	18.8	(14.4)	3.6	(5.5)	89.5
Investment and other income/(expense)	20.6	19.7	(5.8)	7.7	5.5	47.7
Interest and preferred equity charges	(24.9)	(9.9)	(41.6)	—	(52.2)	(128.6)
Income taxes	(23.6)	(10.0)	26.3	(0.8)	29.2	21.1

Earnings/(loss) from continuing operations	59.1	18.6	(35.5)	10.5	(23.0)	29.7

Earnings from discontinued operations						10.1

Earnings applicable to common shareholders						39.8

Year ended December 31, 2002

	Energy
	Transportation		Energy
	North	South	Distribution	International	Corporate	Consolidated

Revenues	742.7	1,264.2	2,506.6	27.2	6.8	4,547.5
Gas costs	—	(1,051.4)	(1,526.6)	—	—	(2,578.0)
Operating and administrative	(263.6)	(130.7)	(404.3)	(19.0)	(16.5)	(834.1)
Depreciation	(143.2)	(24.8)	(229.9)	(2.9)	(3.1)	(403.9)
Loss on sale of Enbridge Midcoast Energy assets	—	(122.7)	—	—	—	(122.7)

Operating income/(loss)	335.9	(65.4)	345.8	5.3	(12.8)	608.8
Investment and other income	82.7	44.2	19.9	64.0	72.3	283.1
Interest and preferred equity charges	(99.8)	(28.1)	(161.1)	(1.6)	(165.0)	(455.6)
Income taxes	(82.6)	7.9	(90.8)	0.3	63.1	(102.1)

Earnings/(loss) from continuing operations	236.2	(41.4)	113.8	68.0	(42.4)	334.2

Earnings from discontinued operations						242.3

Earnings applicable to common shareholders						576.5

Year ended December 31, 2001

	Energy
	Transportation		Energy
	North	South	Distribution	International	Corporate	Consolidated

Revenues	695.6	708.8	2,638.3	30.8	7.4	4,080.9
Gas costs	—	(558.9)	(1,643.9)	—	—	(2,202.8)
Operating and administrative	(242.6)	(71.3)	(385.1)	(19.0)	(21.1)	(739.1)
Depreciation	(134.9)	(29.2)	(222.1)	(2.5)	(3.8)	(392.5)

Operating income/(loss)	318.1	49.4	387.2	9.3	(17.5)	746.5
Investment and other income/(expense)	69.6	53.0	(0.2)	27.0	45.5	194.9
Interest and preferred equity charges	(104.0)	(28.3)	(161.7)	(0.1)	(167.4)	(461.5)
Income taxes	(78.6)	(27.7)	(43.5)	(0.6)	83.7	(66.7)

Earnings/(loss) from continuing operations	205.1	46.4	181.8	35.6	(55.7)	413.2

Earnings from discontinued operations						45.3

Earnings applicable to common shareholders						458.5

2.	SALE OF ENBRIDGE MIDCOAST ENERGY ASSETS
In October 2002, the Company closed the sale of the United States assets of Enbridge Midcoast Energy to Enbridge Energy Partners, L.P. (EEP), including the Northeast Texas assets described in Note 3, for proceeds of US$820.0 million. The Company received cash proceeds of approximately US$339.0 million and the remaining consideration, in the form of assumed affiliate debt, will be settled when EEP secures additional financing.

The Company continues to exercise significant influence over the assets sold and, for the period that the assets were held for sale, results of operations were not segregated from continuing operations. The assets generated after-tax earnings of $7.3 million in 2002, excluding the loss on sale of $82.2 million, after tax.

3.	ACQUISITION
In March 2002, the Company acquired natural gas gathering and processing facilities in Northeast Texas for cash consideration of $289.3 million. These assets are included in the sale described in Note 2. The results of operations have been included in the consolidated statement of earnings for the period they were owned.

(millions of Canadian dollars)

Fair Value of Assets Acquired
Property, plant and equipment	242.3
Goodwill	56.2
Working capital deficiency	(9.2)

289.3

Purchase Price
Cash	288.2
Transaction costs	1.1

289.3

4.	DISCONTINUED OPERATIONS
The sale of the Company’s operations that provide energy products and services to retail and commercial customers, including the water heater rental program, closed in May 2002.

Selected financial information related to discontinued operations is as follows.

	Three months ended		Year ended
Earnings	December 31,		December 31,
(millions of Canadian dollars)	2002	2001	2002	2001

Net gain on disposition	—	—	240.0	—
Earnings	—	10.1	2.3	45.3

Earnings from discontinued operations	—	10.1	242.3	45.3

	Three months ended		Year ended
Selected Earnings Information	December 31,		December 31,
(millions of Canadian dollars)	2002	2001	2002	2001

Revenues	—	348.5	181.9	463.0
Income tax expense/(recovery)	—	(1.7)	34.7	2.5
Allocated interest expense	—	25.0	12.1	35.4

5.	PREFERRED SECURITIES
In February 2002, the Company completed a public offering of $200 million, 7.8% Preferred Securities for net proceeds of $193.5 million. The Preferred Securities may be redeemed at the Company’s option in whole or in part after the fifth anniversary of issue. The Company has the right to defer, subject to certain conditions, payments of distributions on the securities for a period of up to 20 consecutive quarterly periods. Deferred and regular distribution amounts are payable in cash or, at the option of the Company, in common shares of the Company. Since the distributions may be settled through the issuance of common shares at the Company’s option, the Preferred Securities are classified into their respective debt and equity components. The equity component of the Preferred Securities was $194.8 million at December 31, 2002.

6.	COMMON SHARES
On September 4, 2002, the Company completed a public offering of 5.0 million common shares at $46.30 per common share. In connection with the offering, the Company completed a private placement of 500,000 common shares to Noverco Inc., also at $46.30 per common share. Net proceeds from the public offering and the private placement totalled $245.2 million.

7.	STOCK-BASED COMPENSATION
The Company accounts for the issue of options under its stock option plans as capital transactions when the options are exercised. During the year ended December 31, 2002, 1.8 million stock options were issued at an average exercise price of $44.90 under the Company’s Incentive Stock Option Plan. Of these options, 1.0 million were fixed stock options and 800,000 were performance-based stock options. The performance-based options vest in equal annual instalments over a five-year period and become exercisable, as to 50% of the grant, if the market price of a common share exceeds $61.00 per share for 20 consecutive trading days during the five-year period ended September 16, 2007 and, as to 100%, if the market price of a common share exceeds $71.00 for 20 consecutive trading days during the same period. The performance-based options expire on September 16, 2007 but will extend to September 16, 2010 for any that become exercisable before September 16, 2007. If the Company had used the fair-value based method to account for its fixed stock options and performance-based options, earnings and earnings per share would have been as follows.

	Three months ended	Year ended
(millions of Canadian dollars)	December 31, 2002	December 31, 2002

Earnings applicable to common shareholders from continuing operations
As reported	34.0	334.2
Stock-based compensation expense	1.0	2.9

Pro-forma	33.0	331.3
Earnings applicable to common shareholders
As reported	34.0	576.5
Stock-based compensation expense	1.0	2.9

Pro-forma	33.0	573.6
Earnings per common share from continuing operations
As reported	0.20	2.09
Pro-forma	0.19	2.07
Earnings per common share
As reported	0.18	3.60
Pro-forma	0.17	3.58

1.	Pro-forma earnings and earnings per common share do not reflect options granted prior to January 1, 2002, the date of adoption of the standard on stock-based compensation.

2.	The Black-Scholes model was used to calculate the fair value of the fixed stock options. Significant assumptions include a risk-free interest rate of 5.33%, expected volatility of 25%, an expected life of 10 years and an expected dividend yield of 3.51%. The weighted average grant-date fair value was $11.42 for the fixed stock options granted during the year ended December 31, 2002.

3.	A barrier valuation model was used to calculate the fair value of the performance-based options. Significant assumptions include a risk-free interest rate of 4.20%, expected volatility of 24%, an expected life of 8 years and an expected dividend yield of 3.46%. The weighted average grant-date fair value was $7.65 for performance-based options granted during the year ended December 31, 2002.

8.	CONTINGENCIES
Late Payment Penalties
In October 2002, the Supreme Court of Canada granted an Application for Leave to Appeal to a customer who commenced an action against Enbridge Gas Distribution (formerly Enbridge Consumers Gas) claiming that the OEB-approved late payment penalties charged to customers were contrary to Canadian federal law. The Court will hear the plaintiff’s appeal of the Ontario Court of Appeal’s decision, released in December 2001, to dismiss a Notice of Appeal filed by the plaintiff in April 2000. The Company believes it has sound defences to the plaintiff’s claim and it intends to vigorously defend the action.

CAPLA Claim
The Canadian Alliance of Pipeline Landowners’ Associations and two individual landowners have commenced an action, which they will be applying to certify as a class action, against the Company and TransCanada PipeLines Limited. The claim relates to restrictions in the National Energy Board Act on the landowners’ use of land within a 30-metre control zone on either side of the pipeline easements. The Company believes it has a sound defence and intends to vigorously defend the claim. Since the outcome is indeterminable, the Company has made no provision for any potential liability.